Exhibit 99.2

O2Micro International Limited has advised that the 2008 annual report is available for viewing on the internet at http://www.o2micro.com. If you do not have access to the internet and would like to obtain a hard copy, please write to:

Proxy Services Corporation

200 A Executive Drive

Edgewood, NY 11717

Attention: Greg Penn (Annual Report)

You may also request for a hardcopy of the annual report by calling the toll free number 1-800-555-2470.